Exhibit 99.3



                      PERDIGAO EXAMINES ITS GROWTH OPTIONS

      Study is being prepared based on the outlook for the market from 2007

Perdigao Agroindustrial S.A. wishes to inform that its Strategic Planning area is currently examining the feasibility of expanding the installed production capacity at its existing factories and/or the building of a new industrial unit for poultry processing. The expansion would be to meet growing export demand from 2007 in the light of the development of new overseas markets as well as the recovery in the domestic market, where there are indications of a sustainable policy of recuperation in purchasing power.

Among the locations being examined for eventual expansion is the Brazilian Mid West region.

Any other information on the Company's expansion will be announced following discussions by the Executive Board and consequent approval by the Board of Directors.